SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)

                     COMMODORE SEPARATION TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   202909 10 7
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                                 (CUSIP Number)

                               September 28, 1998
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |_| Rule 13d-1(b)
                               |_| Rule 13d-1(c)
                               |X| Rule 13d-1(d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 202909 10 7                                          Page 2 of 9 Pages
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(1) Names of Reporting Persons            Commodore Environmental Services, Inc.

    I.R.S. Identification No. of Above Persons (Entities Only)      87-027-5043

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only

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(4) Citizenship or Place of Organization

    Delaware
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           Number of       (5)    Sole Voting Power             10,000,000(1)
          Shares Bene-                                       -------------------
            ficially       (6)    Shared Voting Power                   -0-
            Owned by                                         -------------------
          Each Report-     (7)    Sole Dispositive Power        10,000,000(1)
           ing Person                                        -------------------
              With         (8)    Shared Dispositive Power              -0-
                                                             -------------------

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(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,000,000
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares       |_|

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(11) Percent of Class Represented by Amount in Row (9).

     86.8%(2)

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(12) Type of Reporting Person

     CO
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(1)   On December 23, 1998, Commodore Applied Technologies, Inc. ("Applied") and
      Commodore Environmental Services, Inc., the owner of approximately 34% of the outstanding shares of Applied common stock ("Environmental"), entered into a debt repayment agreement (the "Agreement"). Pursuant to the Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Environmental owns such shares of Common Stock directly, rather than indirectly through Applied.

(2) Calculated on the basis of 11,515,575 shares of common stock, par value $.001 per share (the "Common Stock"), of the Issuer outstanding on December 31, 1998.

CUSIP No. 202909 10 7                                          Page 3 of 9 Pages

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(1) Names of Reporting Persons          Bentley J. Blum

    I.R.S. Identification No. of Above Persons (Entities Only)

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC Use Only

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(4) Citizenship or Place of Organization      U.S.A.

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           Number of         (5)    Sole Voting Power               50,000(1)
          Shares Bene-                                          ----------------
            ficially         (6)    Shared Voting Power         10,000,000(2)(3)
            Owned by                                            ----------------
          Each Report-       (7)    Sole Dispositive Power          50,000(1)
           ing Person                                           ----------------
              With           (8)    Shared Dispositive Power    10,000,000(2)(3)
                                                                ----------------

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(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,050,000
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares       |_|

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(11) Percent of Class Represented by Amount in Row (9).

     87.3%(4)
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(12) Type of Reporting Person

     IN
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(1)  Represents 50,000 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Blum by the Issuer under the Issuer's 1998 Stock Option Plan.

(2) Represents 10,000,000 shares of Common Stock of the Issuer owned directly by Environmental as of December 31, 1998, based upon: (a) Mr. Blum's beneficial ownership of 30,479,737 shares of Environmental common stock (2,000,000 of which are owned of record by Mr. Blum's spouse) and (b) 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental, representing together approximately 52.0% of the outstanding shares of Environmental common stock as of such date. Does not include 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 8,198,144 shares of Common Stock of the Issuer owned directly by Environmental. Environmental's Board of Directors is currently composed of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52% of the outstanding shares of Environmental common stock and his position on the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of the shares of the Issuer's Common Stock owned directly by Environmental and shares voting and dispositive power with the other member of Environmental's Board of Directors.

CUSIP No. 202909 10 7                                          Page 4 of 9 Pages

(3) On December 23, 1998, Applied and Environmental entered into the Agreement. Pursuant to the Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of Common Stock of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Environmental owns such shares of Common Stock directly, rather than indirectly through Applied.

(4) Calculated on the basis of 11,515,575 shares of Common Stock of the Issuer outstanding on December 31, 1998.

CUSIP No. 202909 10 7                                          Page 5 of 9 Pages

Item 1(a).     Name of Issuer:

               COMMODORE SEPARATION TECHNOLOGIES, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3240 Town Point Drive, Suite 200
               Kennesaw, Georgia  30144

Item 2(a).     Name of Persons Filing:

               (i)  Commodore Environmental Services, Inc.

               (ii) Bentley J. Blum

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               (i)  Commodore Environmental Services, Inc.:

               150 East 58th Street, Suite 3400
               New York, New York  10155

               (ii) Bentley J. Blum:

               150 East 58th Street, Suite 3400
               New York, New York  10155

Item 2(c).     Citizenship:

               (i)  Commodore Environmental Services, Inc.:  Delaware

               (ii) Bentley J. Blum:  U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share

Item 2(e).     CUSIP Number:

               202909 10 7

CUSIP No. 202909 10 7                                          Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange
              Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.     Ownership.

            I.   Commodore Environmental Services, Inc.:

            (a)   Amount beneficially owned: 10,000,000 shares

            (b)   Percent of class: 86.8%(1)

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote   10,000,000(2)
                                                                   -------------

                  (ii)  Shared power to vote or to direct the vote           -0-
                                                                   -------------

                  (iii) Sole power to dispose or to direct the
                        disposition of                             10,000,000(2)
                                                                   -------------

                  (iv)  Shared power to dispose or to direct the
                        disposition of                                       -0-
                                                                   -------------

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(1) Calculated on the basis of 11,515,575 shares of Common Stock of the Issuer outstanding on December 31, 1998.

(2) On December 23, 1998, Applied and Environmental entered into the Agreement. Pursuant to the Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of Common Stock of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Environmental owns such shares of Common Stock directly, rather than indirectly through Applied.

CUSIP No. 202909 10 7                                          Page 7 of 9 Pages

            II.   Bentley J. Blum:

                  (a)   Amount beneficially owned: 10,050,000 shares

                  (b)   Percent of class: 87.3%(1)

                  (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote       50,000(2)
                                                                ----------------

                  (ii)  Shared power to vote or to direct
                        the vote                                10,000,000(3)(4)
                                                                ----------------

                  (iii) Sole power to dispose or to direct the
                        disposition of                                 50,000(2)
                                                                ----------------

                  (iv)  Shared power to dispose or to direct
                        the disposition of                      10,000,000(3)(4)
                                                                ----------------

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(1) Calculated on the basis of 11,515,575 shares of Common Stock of the Issuer outstanding on December 31, 1998.

(2) Represents 50,000 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Blum by the Issuer under the Issuer's 1998 Stock Option Plan.

(3) Represents 10,000,000 shares of Common Stock of the Issuer owned directly by Environmental as of December 31, 1998, based upon: (a) Mr. Blum's beneficial ownership of 30,479,737 shares of Environmental common stock (2,000,000 of which are owned of record by Mr. Blum's spouse) and (b) 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental, representing together approximately 52.0% of the outstanding shares of Environmental common stock as of such date. Does not include 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 8,198,144 shares of Common Stock of the Issuer owned directly by Environmental. Environmental's Board of Directors is currently composed of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52% of the outstanding shares of Environmental common stock and his position on the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of the shares of the Issuer's Common Stock owned directly by Environmental and shares voting and dispositive power with the other member of Environmental's Board of Directors.

(4) On December 23, 1998, Applied and Environmental entered into the Agreement. Pursuant to the Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of Common Stock of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Environmental owns such shares of Common Stock directly, rather than indirectly through Applied.

CUSIP No. 202909 10 7                                          Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COMMODORE ENVIRONMENTAL SERVICES, INC.


February 9, 1999                          By:     /s/  Andrew P. Oddi
                                          --------------------------------------
                                                    Andrew P. Oddi,
                                              Vice President and Treasurer

February 9, 1999                          By:    /s/  Bentley J. Blum
                                          --------------------------------------
                                                    Bentley J. Blum


                               Page 9 of 9 Pages